

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2022

Wenshan Xie
Chief Executive Officer
E-Home Household Service Holdings Limited
Floor 9, Building 14, HaixiBaiyue Town
No. 14 Duyuan Road, Luozhou Town
Cangshan District, Fuzhou City 350001
People's Republic of China

> **Re: E-Home Household Service Holdings Limited**
> **Amendment No. 6 to Registration Statement on Form F-3**
> **Filed May 25, 2022**
> **File No. 333-259464**

Dear Mr. Xie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form F-3 filed May 25, 2022

Cover Page

1. Please refer to the ninth paragraph. Please revise your disclosure to acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Additionally, please provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Prospectus Summary, page 1

2.   Revise the prospectus summary to disclose clearly that the company uses a structure that involves subsidiaries in Hong Kong and China and what that entails. Revise your disclosure under "Corporate Structure" to disclose clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Disclose any uncertainties regarding the status of the rights of the Cayman Islands holding company due to legal uncertainties and jurisdictional limits.

       Please contact Stacey K. Peikin at 202-551-6223 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services